For Immediate Release: August 4, 2026 Attention: Business Editors VERSABANK APPOINTS INVESTOR RELATIONS VETERAN LAWRENCE CHAMBERLAIN AS GLOBAL SVP, INVESTOR AND STAKEHOLDER RELATIONS LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced the appointment of investor relations veteran Lawrence Chamberlain as Global Senior Vice President, Investor and Stakeholder Relations, effective immediately. “Lawrence has played an integral role in VersaBank’s investor relations program for the last six years on a consulting basis and has developed a deep understanding of our business, strategy and growth opportunities, transforming the communication of our investment thesis while increasing visibility of that thesis,” said David Taylor, Founder and President, VersaBank. “As our investor base continues to expand alongside what we expect to be significant, rapid growth driven by U.S. business, as well as our tremendous opportunity in the Digital Asset sector, it was a natural progression to bring Lawrence onto the VersaBank team in a full-time executive leadership role. His earned trust of the VersaBank Board of Directors and senior management team, long-standing relationships with our analysts and investors and deep understanding of the Bank’s strategy to drive shareholder value, ideally position him for this critical role at this inflection point for our Bank.” “Having worked closely with David and the rest of the exceptional team at VersaBank for the last six years, I have been privileged to contribute to the Bank’s increasing recognition as one of the most innovative financial institutions in the world,” said Mr. Chamberlain. “Multiple low-risk near and long-term growth opportunities, as well as value-driving catalysts like the proposed reorganization with its numerous benefits, make this an especially exciting time to formally join the Bank. I look forward to continuing to build relationships with investors and other stakeholders, in particular, further expanding awareness of VersaBank’s unique and very attractive investment proposition.” Mr. Chamberlain brings to VersaBank more than three decades of capital markets experience, the vast majority of which was in investor relations and capital markets communications roles. Over the course of his career, he has developed and executed strategic investor relations programs for dozens of publicly traded companies across a wide range of industries and market capitalizations. Most recently, he was a partner at LodeRock Advisors, where he contributed to its growth into Canada’s leading investor relations and capital markets communications consultancy. Prior to that, Mr. Chamberlain held increasingly senior executive roles at several Canadian investor relations consulting firms, and served in-house as a Manager, Investor Relations for a TSX-listed information technology company and several emerging technology companies. ABOUT VERSABANK

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized Deposits™. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FORWARD-LOOKING STATEMENTS VersaBank's public communications often include written or oral forward-looking statements. Statements of this type are included in this press release and may also be included in other securities filings or in other communications. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to future events or future performance are forward-looking statements, including statements regarding the expectation that the SEC will declare the Registration Statement effective, the nature and timing of the Meeting, the impact of the Reorganization on VersaBank and its shareholders and other matters relating to the Reorganization. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank's control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank's ability to anticipate and manage the risks associated with these factors.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this press release is presented to assist VersaBank shareholders and others in understanding VersaBank's financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this press release or made from time to time by VersaBank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: Lawrence Chamberlain Global Senior Vice President, Investor and Stakeholder Relations (416) 540-7486 lawrencec@versabank.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X